August 25, 2025

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Dongbai Center, Yangqiao Road
Gulou District, Fuzhou City 350001
People   s Republic of China

       Re: E-Home Household Service Holdings Ltd
           Registration Statement on Form F-3
           Filed August 15, 2025
           File No. 333-289656
Dear Wenshan Xie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven Lipstein